October 24, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: SAMSONITE CORPORATION REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-134271)

Dear Mr. Owings:

Reference is made to the above captioned registration statement filed by Samsonite Corporation (“Samsonite”) with the Securities and Exchange Commission (the “Commission”).

The registration statement has not been declared effective by the Commission, no shares of common stock of Samsonite have been or will be issued or sold under the registration statement and all activities in respect of the public offering contemplated thereby have been discontinued.

Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, Samsonite hereby respectfully requests that the Commission consent to the immediate withdrawal of the registration statement (together will all exhibits thereto) on the grounds that Samsonite has decided not to pursue the offering to which the registration statement relates at this time.

Please do not hesitate to call the undersigned at +44-208-564-4200 or Gregory Fernicola of Skadden, Arps, Slate, Meagher & Flom LLP at 212-735-2918 with any questions you may have regarding this letter.

Sincerely,

/s/ Richard Wiley________________
Richard Wiley
Chief Financial Officer and Secretary
Samsonite Corporation
cc:      John Fieldsend
          Mara L. Ransom

Phone: 508 851-1400   Fax: 508 851-1402
Samsonite Corporation | 575 West Street  | Suite 110 | Mansfield | Massachusetts | 02048